Mail Stop 4561

September 18, 2008

VIA USMAIL and FAX 011-(852)-3585-3399

Ms. Xiao Zhen Li
Chief Financial Officer
Wealthcraft Systems, Inc.
Unit A, 9/F On Hing Building
1 On Hing Terrace, Central Hong Kong SAR

Re: Wealthcraft Systems, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File Nos. 000-51575

Dear Ms. Xiao Zhen Li:

We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

Sincerely,

Cicely LaMothe
Branch Chief